Exhibit 20


Editorial contacts:                               Investor Relations contacts:
------------------                                ---------------------------
Thomas Stites                                     Michael Cortright
Conexant Systems, Inc.                            Conexant Systems, Inc.
(949) 483-1492                                    (949) 483-6773
thomas.stites@conexant.com                        michael.cortright@conexant.com



                     CONEXANT COMPLETES PRIVATE OFFERING OF
                 $350 MILLION OF CONVERTIBLE SUBORDINATED NOTES


NEWPORT BEACH, Calif., May 12, 1999 -- Conexant Systems, Inc. (NASDAQ:CNXT) today announced that it has completed the private offering of $350 million aggregate principal amount of its 4 1/4% Convertible Subordinated Notes Due 2006 (including $50 million of notes issued upon exercise of the initial purchasers' over-allotment option). The size of the offering was increased from the $250 million amount (not including the over-allotment option) previously announced. The notes are convertible into the company's common stock at a conversion price of $46.196 per share, subject to adjustment.

         The company stated that it intends to use the net proceeds of the offering to repay amounts outstanding under its bank credit facility, to acquire additional manufacturing equipment, to make strategic investments to secure long-term access to advanced silicon wafer fabrication capacity from third parties, and for general corporate purposes.

         The securities offered have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold in the United States absent registration under the Securities Act and applicable state securities laws or available exemptions from such registration requirements.

         This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities. Any offer of the securities will be made only by means of a private offering memorandum.


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